UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PRIMACOM AG

(Name of Issuer)

Bearer Ordinary Shares and American Depositary Shares

(Title of Class of Securities)

74154N-10-8*

(CUSIP Number)

*  CUSIP number of the American Depositary Shares, which are quoted on the over-the-counter market.  The Bearer Ordinary Shares of PrimaCom AG are not publicly traded in the United States.

Elizabeth M. Markowski Senior Vice President Liberty Media International, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5800	Ellen P. Spangler Senior Vice President UnitedGlobalCom, Inc. 4643 South Ulster Street, Suite 1300 Denver, Colorado 80237 (303) 770-4001

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74154N-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media International, Inc. 20-0893138

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 337,161 bearer ordinary shares (1)

	8.	Shared Voting Power 4,950,039 bearer ordinary shares (2)

	9.	Sole Dispositive Power 337,161 bearer ordinary shares

	10.	Shared Dispositive Power 4,950,039 bearer ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,287,200 bearer ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7% (3)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 674,322 of the Issuer’s American Depositary Shares owned by a wholly-owned subsidiary of Liberty Media International, Inc. (“LMI”).  Each of the Issuer’s American Depositary Shares represents one-half of a Bearer Ordinary Share of the Issuer.

(2) Includes 4,932,139 of the Issuer’s Bearer Ordinary Shares and 35,800 of the Issuer’s American Depositary Shares held by a wholly-owned subsidiary of UnitedGlobalCom, Inc. (“United”), which is a majority owned subsidiary of LMI.

(3) Based on 19,798,552 of the Issuer’s Bearer Ordinary Shares outstanding as of December 31, 2003, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on April 26, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) UnitedGlobalCom, Inc. 84-1602895

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 bearer ordinary shares

	8.	Shared Voting Power 4,950,039 bearer ordinary shares (4)

	9.	Sole Dispositive Power 0 bearer ordinary shares

	10.	Shared Dispositive Power 4,950,039 bearer ordinary shares (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,950,039 bearer ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.0% (5)

14.	Type of Reporting Person (See Instructions) CO

(4) Includes 4,932,139 of the Issuer’s Bearer Ordinary Shares and 35,800 of the Issuer’s American Depositary Shares held by UPC, a wholly-owned subsidiary of United.  Each of the Issuer’s American Depositary Shares represents one-half of a Bearer Ordinary Share of the Issuer.

(5) Based on 19,798,552 of the Issuer’s Bearer Ordinary Shares outstanding as of December 31, 2003, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on April 26, 2004.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Statement of

LIBERTY MEDIA INTERNATIONAL, INC.

and

UNITEDGLOBALCOM, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

PRIMACOM AG

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) is being filed by Liberty Media International, Inc., a Delaware corporation (“LMI”), and UnitedGlobalCom, Inc., a Delaware corporation and majority owned subsidiary of LMI (“United” and, together with LMI, the “Reporting Persons”), with respect to the bearer ordinary shares, with no nominal value (the “Bearer Ordinary Shares”), and the American Depositary Shares, of PrimaCom AG, a German stock corporation (the “Issuer”).  The Issuer’s principal executive offices are located at An der Ochsenwiese 3, Mainz 55124, Germany.

Item 2.	Identity and Background

The Reporting Persons are LMI and United.  LMI’s principal business address is 12300 Liberty Boulevard, Englewood, Colorado 80112.  United’s principal business address is 4643 South Ulster Street, #1300, Denver, Colorado 80237.

LMI, through its subsidiaries and affiliates, provides broadband distribution services and video programming services to subscribers in Europe, Japan, Australia and Latin America.  LMI’s broadband distribution services consist primarily of cable television distribution, Internet access and, in selected markets, telephony and satellite distribution.  LMI’s programming networks create original programming and also distribute programming obtained from international and home-country content providers.

Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of LMI: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

During the last five years, neither LMI nor, to the knowledge of LMI, any of the persons identified on Schedule 1 (the “Schedule 1 Persons”) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither LMI nor, to the knowledge of LMI, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

United is a leading international broadband communications provider of voice, video and Internet services with operations in 14 countries outside the United States.  UGC Europe, Inc. (“UGC Europe”), United’s largest consolidated operation, is a leading pan-European broadband communications company.  Through its broadband networks, UGC Europe provides video, high-speed Internet access, telephone and programming services.  United’s primary Latin American operation, VTR GlobalCom, S.A., is Chile’s largest multi-channel television and high-speed Internet access provider, and Chile’s second largest provider of residential telephone services.

Schedule 2 attached to this Statement contains the following information concerning each director, executive officer or controlling person of United: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name principal business and address of any corporation or other organization in which such employment is conducted.  Schedule 2 is incorporated herein by reference.

During the last five years, neither United nor, to the knowledge of United, any of the persons identified on Schedule 2 (the “Schedule 2 Persons”) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither United nor, to the knowledge of United, any of the Schedule 2 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The beneficial ownership of the shares held by a wholly-owned subsidiary of United were previously reported as beneficially owned by United Pan-Europe Communications NV (“UPC”) and Old UGC, Inc. (formerly UnitedGlobalCom, Inc., “Old UGC”) pursuant to a Report on Schedule 13D filed by UPC and Old UGC on December 30, 1999, as amended and supplemented by the amendments thereto.  The report previously filed by UPC and Old UGC, as amended, is superseded by this Statement.

United was formed in February 2001 as part of a series of transactions with Old UGC and Liberty Media Corporation (“Liberty Media”), pursuant to which United was restructured and recapitalized in January 2002.  As a result of these transactions, Old UGC became a wholly-owned subsidiary of United and United issued approximately 281.3 million of its Class C common shares to Liberty Media, which, when combined with Liberty Media’s prior holdings of United’s common stock, gave Liberty Media an approximate 72% economic ownership in United.  Because of the terms of United’s charter documents and certain standstill and stockholder arrangements among Liberty Media, United and United’s founding stockholders, these transactions did not result in a change of control of United, Old UGC or UPC.

On September 3, 2003, as a result of the consummation of UPC’s plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code and insolvency proceedings under Dutch law, UGC Europe acquired all of the stock of UPC.  In consideration for the equity and debt of UPC that United held prior to the reorganization, United received approximately 67% of UGC Europe’s common stock.  In December 2003, United completed an exchange offer and short-form merger with UGC Europe pursuant to which United acquired all of the shares of UGC Europe not previously owned by United.  As a result of these transactions, UGC Europe became a wholly-owned subsidiary of United.

In January 2004 Liberty Media acquired additional shares of United’s common stock, which, together with the shares of United common stock it previously owned represented approximately 55% of United’s common stock and approximately 92% of the voting power of United.  As a result of this transaction, the limitations on Liberty Media’s control of United were terminated, and Liberty Media acquired the right to elect United’s entire board of directors and otherwise to generally control United.

On May 21, 2004, Liberty Media consummated an internal restructuring (the “Restructuring”) pursuant to which, among other things, (i) Liberty Media transferred its controlling interest in United to LMI; and (ii) Liberty Media and LMI executed an Assignment and Assumption Agreement pursuant to which Liberty Media assigned to LMI all of Liberty Media’s rights and obligations arising out of certain agreements with United that govern Liberty Media’s ownership of securities of United.  Immediately prior to the Restructuring, LMI was a wholly-owned subsidiary of Liberty Media and, on June 7, 2004, Liberty Media distributed all of the outstanding shares of LMI to Liberty Media’s shareholders (the “Spin-Off”).  As a result of the foregoing, LMI owns approximately 53.2% of United’s common stock and approximately 89.8% of the voting power of United and LMI now has the ability to elect United’s entire board of directors and otherwise to generally control United.

For more information regarding these transactions and the relationship between LMI and United, see United’s publicly available filings, which are available over the Internet at the Securities and Exchange Commission’s website at www.sec.gov.

Item 4.	Purpose of Transaction
The information included in Item 3 of this Statement is hereby incorporated by reference into this Item 4.

Each of the Reporting Persons intends to continuously review its investment in the Issuer, and may in the future determine to (1) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) dispose of all or a portion of its interest in the Issuer or (3) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: (A) the Issuer’s business and prospects; (B) other developments concerning the Issuer and its businesses generally; (C) other business opportunities available to such Reporting Person; (D) developments with respect to the business of such Reporting Person; (E) changes in law and government regulations; (F) general economic conditions; and (G) money and stock market conditions, including the market price of the securities of the Issuer.

At a June 8, 2004 stockholders meeting, the stockholders of the Issuer failed to approve a plan of reorganization that would have involved the transfer of substantially all of the assets and liabilities of the Issuer to an entity owned by DCTL Euro-Cable LLC and AIF V Euro Holdings, L.P. (the “Lenders”) in exchange for, among other things, cancellation of certain debt held by the Lenders, payment of certain funded liabilities and assumption of certain other liabilities and, upon the liquidation of the Issuer, distribution to the Issuer’s stockholders of up to EUR 5 million.  On June 4, 2004, UPC sent a letter to the Issuer informing it that LMI and UPC intended to vote in favor of the reorganization and expressing their continued interest in acquiring the Issuer’s Multikabel business if and when it became available for purchase in or outside a restructuring process.  At the June 8, 2004 stockholder meeting, LMI’s and UPC’s shares were voted in favor of the reorganization.

Other than as set forth in this Statement (including the exhibits hereto) or as contemplated or permitted by the agreements described herein, none of the Reporting Persons has any specific plans or proposals that relate to or would result in:

(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(iv)          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer’s business or corporate structure;

(vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(viii)        a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to any of those enumerated in this paragraph.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Persons beneficially own, and may be deemed to share voting and dispositive power with respect to, 4,950,039 Bearer Ordinary Shares.  Based on 19,798,552 Bearer Ordinary Shares that were issued and outstanding as of December 31, 2003 (as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed on April 26, 2004), the 4,950,039 Bearer Ordinary Shares beneficially owned by the Reporting Persons represented on that date approximately 25.0% of the issued and outstanding Bearer Ordinary Shares.  Of such 4,950,039 Bearer Ordinary Shares beneficially owned by the Reporting Persons, 4,932,139 consist of issued and outstanding Bearer Ordinary Shares held by a wholly-owned subsidiary of United and 17,900 of such shares are represented by 35,800 American Depositary Shares held by a wholly-owned subsidiary of United.  Each American Depositary Share represents one-half of a Bearer Ordinary Share.

In addition, LMI owns, and has sole voting and dispositive power with respect to, 339,161 Bearer Ordinary Shares.  Based on 19,798,552 Bearer Ordinary Shares that were issued and outstanding as of December 31, 2003 (as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed on April 26, 2004), the 339,161 Bearer Ordinary Shares beneficially owned by LMI represented on that date approximately 1.7% of the issued and outstanding Bearer Ordinary Shares.  The 339,161 Bearer Ordinary Shares beneficially owned by LMI are represented by 678,322 American Depositary Shares held by a wholly-owned subsidiary of LMI.  Each American Depositary Share represents one-half of a Bearer Ordinary Share.

(b)           The Reporting Persons share the power to vote, or to direct the voting of, and to dispose of, or direct the disposition of, 4,950,039 Bearer Ordinary Shares beneficially owned by the Reporting Persons.  LMI has sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, 339,161 Bearer Ordinary Shares beneficially owned by LMI.

(c)           Except as described in this Statement, no Reporting Person or, to the best knowledge of LMI, any of the Schedule 1 Persons or, to the best knowledge of United, the Schedule 2 Persons, has executed transactions in shares of the Issuer during the past 60 days.  On June 9, 2004, a wholly-owned subsidiary of LMI sold 4,000 of the Issuer's American Depositary Shares to a wholly-owned subsidiary of United for $500.  The purchase price for these shares was paid using the working capital of United.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information included in Item 3 of this Statement is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as an exhibit to this Statement:
7(a) Joint Filing Agreement, dated as of June 10, 2004, between Liberty Media International, Inc. and UnitedGlobalCom, Inc.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2004

LIBERTY MEDIA INTERNATIONAL, INC.

	By:	/s/ Elizabeth M. Markowski
Name: Elizabeth M. Markowski
Title: Senior Vice President

UNITEDGLOBALCOM, INC.

	By:	/s/ Ellen P. Spangler
Name: Ellen P. Spangler
Title: Senior Vice President

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA INTERNATIONAL, INC.

The name and present principal occupation of each director and executive officer of Liberty Media International, Inc. are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media International, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of Liberty Media International, Inc., all executive officers and directors listed on this Schedule 1 are United States citizens, except for Miranda Curtis, who is a citizen of the United Kingdom.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	President, Chief Executive Officer, Chairman of the Board and Director of LMI; Chairman of the Board of Liberty Media

Robert R. Bennett	Director and Vice Chairman of LMI; President, Chief Executive Officer of Liberty Media

Miranda Curtis	Senior Vice President of LMI

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of LMI; President of Fisher Capital Partners, Ltd.

Graham Hollis	Senior Vice President and Treasurer of LMI

Gary S. Howard	Director of LMI

David B. Koff	Senior Vice President of LMI

David Leonard	Senior Vice President of LMI

Elizabeth M. Markowski	Senior Vice President, General Counsel and Secretary of LMI; Senior Vice President of Liberty Media

David E. Rapley	Director of LMI

Larry E. Romrell	Director of LMI

Bernard G. Dvorak	Senior Vice President and Controller of LMI

J. David Wargo	Director of LMI; President of Wargo & Company, Inc.

SCHEDULE 2

DIRECTORS AND EXECUTIVE OFFICERS OF UNITEDGLOBALCOM, INC.

The name and present principal occupation of each director and executive officer of UnitedGlobalCom, Inc. are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237.  To the knowledge of UnitedGlobalCom, Inc., all executive officers and directors listed on this Schedule 2 are United States citizens, except for John W. Dick, who is a Canadian citizen, and Charles H.R. Bracken, who is a British citizen.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

Gene W. Schneider	Chairman of the Board of United

Michael T. Fries	President, Chief Executive Officer and Director of United

Mark L. Schneider	Director of United; Chief Executive Officer – chellomedia Division

Robert R. Bennett	Director of United; President and Chief Executive Officer of Liberty Media

John P. Cole, Jr.	Director of United; Of Counsel of Cole, Raywid and Braverman LLP

John W. Dick	Director of United; Non-executive Chairman of Hooper Industries Group

Paul A. Gould	Director of United; Managing Director of Allen & Company Incorporated

Gary S. Howard	Director of United

David B. Koff	Director of United; Senior Vice President of LMI

John C. Malone	Director of United; President, Chief Executive Officer and Chairman of the Board of LMI; Chairman of the Board of Liberty Media

Frederick G. Westerman III	Co-Chief Financial Officer of United

Charles H.R. Bracken	Co-Chief Financial Officer of United

Gene M. Musselman	President and Chief Operating Officer – UPC Broadband Division

Shane O’Neill	Chief Strategy Officer – UGC Europe, Inc.